

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2023

David Happel
President and Chief Executive Officer
Sagimet Biosciences Inc.
155 Bovet Road, Suite 303
San Mateo, California 94402

> **Re: Sagimet Biosciences Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 3, 2023**
> **Registration Statement on Form S-1**
> **Filed June 23, 2023**
> **File No. 333-272901**

Dear David Happel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Business
Data for selected competitor product candidates, page 120

1.   We note your revised disclosure on pages 120-121 which presents data from multiple other clinical drug candidates for the treatment of NASH. Given that you do not appear to have conducted head-to-head trials of your product candidate against any of the product candidates included in this disclosure, the inclusion of this information does not appear to be appropriate. Please remove this disclosure from the prospectus. You may cite competitor product candidates without presenting data from competitor clinical trials.

License agreement with Ascletis, page 121

2.   We note your disclosure indicating that in July 2023 you assigned additional patents and patent applications to Gannex. Please revise your disclosure to disclose the subject matter of the additional patents and patent applications assigned to Gannex.

Exhibits

3.   We note that Exhibit 10.24 appears to contain redactions. Please revise your exhibit index to disclose that this exhibit contains redactions. Please also file the July 2023 Assignment and Assumption Agreement referenced on page 122 as an exhibit to your registration statement. Alternatively, please tell us why this agreement is not required to be filed.

    You may contact Gary Newberry at 202-551-3761 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alicia Tschirhart